Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: BHP Group Ltd (Commission File No.: 001-09526)

Disclaimer and risks This presentation contains forward looking statements that are subject to risk factors, including those associated with oil and gas businesses as well as those in connection with the proposed merger of Woodside and BHP Group Limited’s oil and gas business (the “Transaction”). The information and statements in this presentation about Woodside’s future strategy, including with regard to the Transaction, are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Actual performance against these targets (including all items that are described as a target) may be affected by various risks associated with the Woodside business and the Transaction, many of which are beyond Woodside’s control. Further detail on certain of these risks can be found in the “Risk” section of Woodside’s most recent Annual Report which was released to the Australian Securities Exchange on 17 February 2022. Investors and prospective investors should review and have regard to these risks when considering the information contained in this presentation. The reader is cautioned not to place undue reliance on any forward looking statements contained in this presentation. It is believed that the expectations reflected in these statements are reasonable as at the date of this presentation but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to the Risks referenced above and price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Some matters are subject to approval of joint venture participants. The targets and opportunities described in this presentation might also change materially if Woodside changes its strategy. Woodside makes no representation, assurance or guarantee as to the accuracy or likelihood of fulfilment of any forward-looking statement or any outcomes expressed or implied in any forward-looking statement. The forward-looking statements in this presentation reflect expectations held at the date of this presentation. Woodside does not undertake to provide ongoing market updates on, or otherwise report against, performance in relation to the information in this presentation, or in relation to any change in the company’s strategy, except to the extent it has a legal obligation to do so. There is no certainty or assurance that the proposed merger between Woodside and BHP Petroleum will complete on the intended schedule or at all. Information in this presentation that is presented on a post-merger basis must be read subject to that uncertainty. This document has been prepared by Woodside and relies on information provided by BHP (“BHP Information”). Although Woodside has taken steps to confirm the BHP Information, it has not independently verified it and expressly disclaims any responsibility for it, to the maximum extent permitted by law. No representation or warranty, express or implied, is made as to the fairness, currency, accuracy, adequacy, reliability or completeness of the BHP Information. This presentation does not include any express or implied prices at which Woodside will buy or sell financial products. Notes to petroleum resources estimates Unless otherwise stated, all petroleum resource estimates are quoted as at the balance date (i.e. 31 December) of the Reserves Statement in Woodside’s most recent Annual Report released to the Australian Securities Exchange (ASX) and available at https://www.woodside.com.au/news-and-media/announcements, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius). Woodside is not aware of any new information or data that materially affects the information included in the Reserves Statement. All the material assumptions and technical parameters underpinning the estimates in the Reserves Statement continue to apply and have not materially changed. Woodside reports reserves net of the fuel and flare required for production, processing and transportation up to a reference point. For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO), while for the onshore gas projects the reference point is defined as the inlet to the downstream (onshore) processing facility. Woodside uses both deterministic and probabilistic methods for estimation of petroleum resources at the field and project levels. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. Note that the aggregated Proved level may be a very conservative estimate due to the portfolio effects of arithmetic summation. ‘MMboe’ means millions (106) of barrels of oil equivalent. Dry gas volumes, defined as ‘C4 minus’ hydrocarbon components and non-hydrocarbon volumes that are present in sales product, are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of oil and condensate, defined as ‘C5 plus’ petroleum components, are converted from MMbbl to MMboe on a 1:1 ratio. The estimates of petroleum resources are based on and fairly represent information and supporting documentation prepared under the supervision of and approved by Mr Jason Greenwald, Woodside’s Vice President Reservoir Management. Mr Greenwald is a full-time employee of the company and a member of the Society of Petroleum Engineers. His qualifications include a Bachelor of Science (Chemical Engineering) from Rice University, Houston, Texas, and more than 20 years of relevant experience. Assumptions Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) a US$65/bbl Brent oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside’s current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole.  Emissions data All greenhouse gas emissions data in this report are estimates, due to the inherent uncertainty and limitations in measuring or quantifying greenhouse gas emissions. Woodside “greenhouse gas” or “emissions” information reported are Scope 1 GHG emissions, Scope 2 GHG emissions, and Scope 3 GHG emissions. For more information on emissions data refer to Climate Report 2021. Other important information All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated. References to “Woodside” may be references to Woodside Petroleum Ltd or its applicable subsidiaries.  Disclaimer, risks and assumptions Woodside Petroleum Ltd 2021 Annual Results Briefing Presentation released on 17 February 2022

DELIVERED VALUE STRATEGIC DECISIONS Strong financial and strategic achievements Agreed merger with BHP’s petroleum business 262% Underlying net profit after tax $1,620 million 105% Operating cash flow $3,792 million 255% 135 US cps Full-year dividend, fully franked Achieved final investment decisions for Scarborough and Pluto Train 2 Agreed sell-down of Pluto Train 2 Announced $5 billion investment target to support the energy transition1 149% Net profit after tax $1,983 million Targeted investment in new energy products and lower-carbon services by 2030. Assumes completion of the proposed merger with BHP’s petroleum business. Individual investment decisions are subject to Woodside’s investment hurdles. Not guidance.

Compelling merger strategic rationale All-stock merger of Woodside and BHP Petroleum Petroleum + PORTFOLIO QUALITY CASH GENERATION AND BALANCE SHEET SHAREHOLDER RETURNS AND CAPITAL DISCIPLINE DEVELOPMENT OPTIONALITY ENERGY TRANSITION LEADERSHIP SYNERGIES AND VALUE CREATION Strengthens cash generation and balance sheet Complementary, long-life, high margin, tier 1 assets Supports superior returns through continued capital discipline Enhanced portfolio of high return growth options Increased capacity to deliver the energy transition Opportunities to deliver ongoing attractive synergies

A clear plan for a lower-carbon future Invest in the products and services our customers need as they reduce their emissions Reduce our net equity greenhouse gas emissions (Scope 1 & 2) Design out Operate out Offset portfolio Capital allocation targets Support Value chain PROMOTE MEASUREMENT & REPORTING 15% by 2025 30% by 2030 Net zero aspiration by 2050 or sooner Equity net emissions reduction targets1 $5 billion Invested in new energy products and lower carbon services by 20302 STRATEGY 10% reduction on 2016-2020 gross annual average in 2021 On course to achieve 2025 target of 15% reduction Released Climate Report 2021 TARGETS PROGRESS H2Perth, H2TAS, H2OK and Heliogen Woodside Solar Project Exploring carbon capture and storage options Target is for net equity Scope 1 and 2 greenhouse gas emissions, relative to a starting base of the gross annual average equity Scope 1 and 2 greenhouse gas emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Post-completion of the Woodside and BHP petroleum merger (which remains subject to conditions including regulatory approvals), the starting base will be adjusted for the then combined Woodside and BHP petroleum portfolio. Investment target assumes completion of the proposed merger with BHP’s petroleum business. Individual investment decisions are subject to Woodside’s investment hurdles. Not guidance.

22 November 2021 Share sale agreement and integration and transitional services agreement executed December 2021 Received informal clearance of the merger from ACCC and obtained clearance from CFIUS1 Q3 2021 Q4 2021 Q1 2022 Q2 2022 17 August 2021 Merger commitment deed executed Q1 2022 Pursuing secondary listings on the New York Stock Exchange and London Stock Exchange Early April 2022 Target for release of shareholder materials 19 May 2022 Target for shareholder vote to approve issue of shares Early June 2022 Target for completion and distribution of new Woodside shares to BHP shareholders Merger timeline to completion Australian Competition and Consumer Commission, Committee on Foreign Investment in the United States. Final implementation of secondary listings will occur around completion of the merger. Woodside's and BHP Petroleum's respective businesses will remain separate and independent until after completion Due diligence Consents and approvals Shareholder materials including independent expert’s report Secondary listing identification Secondary listing implementation2 Organisational design and implementation

Nominated leadership team after merger Australia Operations Fiona Hick Perth International Operations Shiva McMahon Houston New Energy Shaun Gregory Perth Exploration and Development Andy Drummond Houston Marketing and Trading Mark Abbotsford Perth Projects Matthew Ridolfi Houston Technical Services Subject to a future announcement Corporate Services Julie Fallon Perth Finance Graham Tiver Perth Strategy and Climate Tony Cudmore Perth CEO Merger Integration Daniel Kalms Perth

No offer or solicitation This presentation includes information relating to the proposed Transaction between Woodside and BHP. This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. Important additional information In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This presentation is not a substitute for the Registration Statement or the prospectus or for any other documents that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge. Disclosure of reserve information and cautionary note to US investors Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. Estimates of contingent resources are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery. Actual locations drilled and quantities that may be ultimately recovered from our properties will differ substantially. In addition, we have made no commitment to drill, and likely will not drill, all of the drilling locations that have been attributable to these quantities. The Registration Statement to be filed in connection with the Transaction will be required to include, among other things, disclosure of reserves and other oil and gas information in accordance with U.S. federal securities laws and applicable SEC rules and regulations (collectively, “SEC requirements”). The SEC permits oil and gas companies that are subject to domestic issuer reporting requirements under U.S. federal securities law, in their filings with the SEC, to disclose only estimated proved, probable and possible reserves that meet the SEC’s definitions of such terms. In addition, the Registration Statement will include notes to the financial statements included therein that include supplementary disclosure in respect of oil and gas activities, including estimates of proved oil and gas reserves and a standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities. This supplementary financial statement disclosure will be presented in accordance with FASB requirements, which align with corresponding SEC requirements concerning reserve estimation and reporting. Additional information for US investors

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.